# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lucas GC Ltd, CIK 0001954694
CUSIP: G57037106
Title of class of securities: Ordinary shares, par value US$0.000005 per share
Address of issuer's principal executive offices: Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Chaoyang, Beijing, China (F4), 100027
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-040825
Filed by CIK 0002036938

## Reporting persons
- Howard Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 48,424,333; shared voting power 0; sole dispositive power 48,424,333; shared dispositive power 0; aggregate amount beneficially owned 48,424,333 (60.9% of the class)
  Comment: (1) Represents 48,424,333 ordinary shares of the Issuer held of record by HTL Lucky Holding Limited, a British Virgin Islands company, wholly owned by HTL Star Holding Limited. HTL Star Holding Limited is wholly owned by Mr. Howard Lee.
  (2) Percentage is calculated based on 79,467,057 ordinary shares of the Issuer issued and outstanding (excluding 96,243 ordinary shares repurchased as treasury shares) as of March 31, 2025, as reported by the Issuer on its annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on March 31, 2025 (the "Form 20-F").
- HTL Star Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 48,424,333; shared voting power 0; sole dispositive power 48,424,333; shared dispositive power 0; aggregate amount beneficially owned 48,424,333 (60.9% of the class)
  Comment: (1) Represents 48,424,333 ordinary shares of the Issuer held of record by HTL Lucky Holding Limited, a British Virgin Islands company wholly owned by HTL Star Holding Limited.
  (2) Percentage is calculated based on 79,467,057 ordinary shares of the Issuer issued and outstanding (excluding 96,243 ordinary shares repurchased as treasury shares) as of March 31, 2025, as reported by the Issuer on the Form 20-F.
- HTL Lucky Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 48,424,333; shared voting power 0; sole dispositive power 48,424,333; shared dispositive power 0; aggregate amount beneficially owned 48,424,333 (60.9% of the class)
  Comment: (1) Represents 48,424,333 ordinary shares of the Issuer held of record by HTL Lucky Holding Limited.
  (2) Percentage is calculated based on 79,467,057 ordinary shares of the Issuer issued and outstanding (excluding 96,243 ordinary shares repurchased as treasury shares) as of March 31, 2025, as reported by the Issuer on the Form 20-F.

## Item 1. Issuer
Name of issuer: Lucas GC Ltd
Address of issuer's principal executive offices: ROOM5A01, 4TH FLOOR, AIR CHINA BUILDING, XIAOYUN ROAD, CHAOYANG, BEIJING, F4, 100027

## Item 2. Person Filing
Name of person filing:
Howard Lee

HTL Star Holding Limited

HTL Lucky Holding Limited
Address of principal business office or, if none, residence:
Howard Lee: Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Sanyuanqiao, Chaoyang District, Beijing 100027, China

HTL Star Holding Limited: ICS Corporate Services (BVI) Limited Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

HTL Lucky Holding Limited: ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
Citizenship:
Howard Lee: United States of America

HTL Star Holding Limited: British Virgin Islands

HTL Lucky Holding Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover pages.
Percent of class: See the response to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the response to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the response to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Schedule 13G filed by the Reporting Persons on October 11, 2024)

## Signatures
- Howard Lee: /s/ Howard Lee, Howard Lee (05/12/2025)
- HTL Star Holding Limited: /s/ Howard Lee, Director (05/12/2025)
- HTL Lucky Holding Limited: /s/ Howard Lee, Director (05/12/2025)